SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Brocade Communications Systems, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

111824 108
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Michael Klayko
Chief Executive Officer
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110
(408) 333-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Katharine A. Martin, Esq.
John E. Aguirre, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$14,118,824	$1,511

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,815,202 shares of common stock of Brocade Communications Systems, Inc. having an aggregate value of $14,118,824 as of May 11, 2006 will be exchanged or canceled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,511.00
Form or Registration No.:	005-56977
Filing party:	Brocade Communications Systems, Inc.
Date filed:	May 12, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Schedule TO”) filed by Brocade Communications Systems, Inc., a Delaware corporation (“Brocade” or the “Company”), with the Securities and Exchange Commission on May 12, 2006, as amended and supplemented by Amendment No. 1 (“Amendment No. 1”) to the Initial Schedule TO filed with the SEC on May 19, 2006 (the Initial Schedule TO, Amendment No. 1 and this Amendment No. 2, collectively, shall be referred to as the “Schedule TO”), relating to the offer by the Company (the “Offer”) to amend certain options and to cancel certain other options (the “Eligible Options”) that have been granted under the Company’s 1999 Stock Option Plan or the Company’s 1999 Nonstatutory Stock Option Plan: (i) that have exercise prices per share that were less, or may have been less, than the fair market value per share of the common stock underlying the option on the option’s grant date, (ii) that were unvested, either in whole or in part, as of December 31, 2004, (iii) that are outstanding as of the last date on which the Offer remains open for acceptance, and (iv) that are held by eligible employees of the Company who are subject to taxation in the United States.
The Eligible Options may be amended or cancelled pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend Certain Options and Cancel Certain Other Options, dated May 12, 2006, (ii) the related e-mail from Richard Deranleau, dated May 11, 2006, (iii) the Election Form, and (iv) the Withdrawal Form. An “eligible employee” refers to all current employees of Brocade as of the last date on which this offer remains open for acceptance who may participate in the Offer if they hold Eligible Options.
This Amendment No. 2 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.
The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.
This Amendment No. 2 reflects amendments which were made to the Schedule TO, pages iii, 10, 43 and 48-50 of the Offer to Amend Certain Options and Cancel Certain Other Options (the “Offer to Amend Certain Options and Cancel Certain Other Options”), attached to the Schedule TO as Exhibit (a)(1)(a) and the Form of Black-Scholes Calculator, attached to the Schedule TO as Exhibit (a)(1)(j).
The first paragraph on page iii of the Offer to Amend Certain Options and Cancel Certain Other Options, has been amended and restated to read as follows:
“Each eligible employee will receive an Addendum that describes his or her eligible options and the Option Consideration he or she will receive for those eligible options, including, where applicable, the amended option exercise price, as well as the cash payment amounts for post-August 14, 2003 options and a description of the cash payment amount for pre-August 14, 2003 options. Cash payments will be made promptly following January 1, 2007, subject to applicable withholding. Participating employees will be entitled to receive cash payments regardless of whether they remain employed with Brocade on the actual cash payment date.”
The example on pages 10 and 43 of the Offer to Amend Certain Options and Cancel Certain Other Options, under the heading Post-August 14, 2003 Options Example, has been amended and restated to read as follows:
“You were issued options to purchase 12,000 shares of stock with an exercise price equal to $6.80 per share, of which 2,000 shares vested on or before December 31, 2004. The grant date fair market value of the Company’s stock was $7.00. As of the offer expiration date, 4,500 shares were vested (2,500 shares of which vested after December 31, 2004) and you had not exercised any portion of the options. The options will be eligible options with respect 10,000 shares (the 2,000 shares which vested on or before December 31, 2004 are not subject to Section 409A and are therefore not eligible) and if you accept this offer with respect to those options pursuant to the terms of the offer you will receive the following:
1. The options to purchase 10,000 shares will be amended to increase the exercise price to $7.00 per share. 2,500 shares subject to the amended options will be vested as of the amendment date.
2. A cash payment of $2,000 [($7.00-$6.80) multiplied by 10,000], less applicable tax withholding, payable promptly following January 1, 2007.
The 2,000 shares which were not eligible (because they vested on or before December 31, 2004 and are not subject to Section 409A), will remain outstanding and exercisable in accordance with their original terms.”
The fourth paragraph under Section 6 on page 48 of the Offer to Amend Certain Options and Cancel Certain Other Options has been amended and restated to read as follows:
“Any cash payment owed to you for an option with respect to which you have chosen to accept this offer will be paid to you, less any applicable tax withholding, promptly following January 1, 2007. This payment will not be subject to any vesting conditions or otherwise be subject to forfeiture. Accordingly, you will be entitled to receive your cash payment regardless of whether you remain employed with Brocade on the actual cash payment date. Promptly following the expiration of the offer, if applicable, we will send you a “Promise to Make Cash Payment” evidencing your right to receive the cash payment. If you do not receive a Promise to Make Cash Payment within seven U.S. business days after the expiration date, please contact Elizabeth Moore by telephone at (408) 333-5019.”
The first sub-bullet point under Section 7 on page 49 of the Offer to Amend Certain Options and Cancel Certain Other Options has been amended and restated to read as follows:
“•	there shall have been threatened in writing or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the offer or otherwise relating in any manner, to the offer:”
The third sub-bullet point under Section 7 on pages 49-50 of the Offer to Amend Certain Options and Cancel Certain Other Options has been amended and restated to read as follows:
“•	there shall have occurred:
•	any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in an over-the-counter market in the United States,

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit to us by banks or other lending institutions in the United States,

•	in our reasonable judgment, any material adverse change in United States financial markets generally, including, a decline of at least 10% in either the Dow Jones Industrial Average, the NYSE Index or the Standard & Poor’s 500 Index from the date of the commencement of the offer,

•	the commencement or continuation of a war or other national or international calamity directly or indirectly involving the United States, which could reasonably be expected to affect materially or adversely, or to delay materially, the completion of the offer, or

•	if any of the situations described above existed at the time of commencement of the offer and that situation, in our reasonable judgment, deteriorates materially after commencement of the offer;”
The footnote * of the Form of Black-Scholes Calculator has been amended and restated to read as follows:
“The “Averaged Stock Price” refers to the average of the daily closing prices of Brocade’s common stock over the ten (10) trading day period ending on the third full trading day prior to the expiration date of the offer. Accordingly, the Averaged Stock Price will be determined at the end of the third full trading day prior to the expiration of the offer. If the offer expires on June 12, 2006, the Averaged Stock Price will be included in this calculator by June 9, 2006. Until then, you may insert an estimated Averaged Stock Price and receive and ESTIMATED Black-Scholes Value for your option. The Black-Scholes Value shown here will not be finalized until the Averaged Stock Price has been determined. To assist you in estimating the Averaged Stock Price, the following is a link to the current fair market value of our common stock: [Insert Link]”
Item 12. Exhibits.
     Item 12 of the Schedule TO is amended and restated as follows:

Exhibit Number	Description

(a)(1)(a)	Offer to Amend Certain Options and Cancel Certain Other Options, dated May 12, 2006.

(a)(1)(b)*	E-mail from Richard Deranleau, dated May 11, 2006.

(a)(1)(c)*	Election Form.

(a)(1)(d)*	Withdrawal Form.

(a)(1)(e)*	Form of Addendum.

(a)(1)(f)*	Form of Promise to Make Cash Payment.

(a)(1)(g)*	Forms of Confirmation E-mail.

(a)(1)(h)*	Forms of Reminder E-mail Communications to Employees.

(a)(1)(i)*	Form of Amendment to Stock Option Agreements.

(a)(1)(j)	Form of Black-Scholes Calculator.

(a)(1)(k)*	Employee Presentation Materials.

(a)(5)(a)*	Disclosure contained in the Company’s Current Report on Form 8-K dated May 12, 2006, filed with the SEC on May 12, 2006, and incorporated herein by reference.

(a)(5)(b)*	Transcript of Employee Meeting on May 12, 2006.

(b)	Not Applicable.

(d)(1)*	Amended and Restated 1999 Stock Plan (incorporated by reference to Exhibit 10.89 from Brocade’s annual report on Form 10-K for the year ended October 29, 2005).

(d)(2)*	Amended and Restated 1999 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.8 from Brocade’s quarterly report on Form 10-Q for the quarter ended July 30, 2005).

(d)(3)*	Form of Stock Option Agreement under 1999 Stock Plan (included in Exhibit (d)(1) above).

(d)(4)*	Form of Stock Option Agreement under 1999 Nonstatutory Stock Option Plan (included in Exhibit (d)(2) above).

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Brocade Communications Systems, Inc.
/s/ Richard Deranleau
Richard Deranleau
Chief Financial Officer, Vice President, and Treasurer

Date: May 26, 2006

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Offer to Amend Certain Options and Cancel Certain Other Options, dated May 12, 2006.

(a)(1)(b)*	E-mail from Richard Deranleau, dated May 11, 2006.

(a)(1)(c)*	Election Form.

(a)(1)(d)*	Withdrawal Form.

(a)(1)(e)*	Form of Addendum.

(a)(1)(f)*	Form of Promise to Make Cash Payment.

(a)(1)(g)*	Forms of Confirmation E-mail.

(a)(1)(h)*	Forms of Reminder E-mail Communications to Employees.

(a)(1)(i)*	Form of Amendment to Stock Option Agreements.

(a)(1)(j)	Form of Black-Scholes Calculator.

(a)(1)(k)*	Employee Presentation Materials.

(a)(5)(a)*	Disclosure contained in the Company’s Current Report on Form 8-K dated May 12, 2006, filed with the SEC on May 12, 2006, and incorporated herein by reference.

(a)(5)(b)*	Transcript of Employee Meeting on May 12, 2006.

(b)	Not Applicable.

(d)(1)*	Amended and Restated 1999 Stock Plan (incorporated by reference to Exhibit 10.89 from Brocade’s annual report on Form 10-K for the year ended October 29, 2005).

(d)(2)*	Amended and Restated 1999 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.8 from Brocade’s quarterly report on Form 10-Q for the quarter ended July 30, 2005).

(d)(3)*	Form of Stock Option Agreement under 1999 Stock Plan (included in Exhibit (d)(1) above).

(d)(4)*	Form of Stock Option Agreement under 1999 Nonstatutory Stock Option Plan (included in Exhibit (d)(2) above).

*	Previously filed.